Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2020

(Summary of the 2020 Annual Report)

1	Important Notice

1.1 This Results Announcement is a summary of the full version of the 2020 Annual Report. To get a full understanding of the operating results, financial position and future development plans of PetroChina Company Limited (the “Company”), investors should read the full version of the 2020 Annual Report carefully. The full version of the 2020 Annual Report is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The Board of Directors (the “Board” or “Board of Directors”) of the Company, the supervisory committee (“Supervisory Committee”) and the all directors (“Directors”), supervisors (“Supervisors”) and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in the annual report, and jointly and severally accept full responsibility thereof.

1.3 Except that Mr. Jiao Fangzheng, a non-executive Director, was absent from the meeting due to the work arrangement, and Mr. Simon Henry, an independent non-executive Director, was absent from the meeting due to the impact of Coronavirus Disease 2019 (the “COVID-19”) and timing differences, other members of the Board have attended the eight meeting of the eight session of the Board.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2020, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 Corporate Information

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (its Chinese name 中國石油天然氣集團公司 having been changed into 中國石油天然氣集團有限公司, abbreviated as “CNPC” before and after the change of name ). The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Stock name	PetroChina	PetroChina	PetroChina

Stock code	857	PTR	601857

Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc.	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office

Name	Chai Shouping	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal code	100007

Telephone	86 (10) 5998 2622	86 (10) 5998 6959	(852) 2899 2010

Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email address	zhanghuayi@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall view of the operating results, financial position, cash flow and gains from pipeline assets restructuring of the Company, to procure return for the shareholders, the eight meeting of the eight session of the Board recommends a final cash dividend of RMB0.08742 yuan (inclusive of applicable tax) per share for 2020 to all shareholders, based on the total share capital of the Company as at December 31, 2020, namely 183,020,977,818 shares. The total amount of cash dividend reaches RMB16 billion. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2020 annual general meeting to be held on June 10, 2021.

2	Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million
Items	For the year 2020	For the year 2019	Changes from the preceding year to this year (%)	For the year 2018
Revenue	1,933,836	2,516,810	(23.2)	2,374,934
Profit attributable to owners of the Company	19,006	45,682	(58.4)	53,036
Net cash flows from operating activities	318,575	359,610	(11.4)	353,256
Basic earnings per share (RMB)	0.10	0.25	(58.4)	0.29
Diluted earnings per share (RMB)	0.10	0.25	(58.4)	0.29
Return on net assets (%)	1.6	3.7	(2.1) percentage points	4.4

Items	As at the end of 2020	As at the end of 2019	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2018
Total assets	2,488,126	2,732,910	(9.0)	2,440,877
Equity attributable to owners of the Company	1,215,158	1,230,156	(1.2)	1,213,783

2.2 Key Financial Data Prepared under CAS

			Unit: RMB million
Items	For the year 2020	For the year 2019	Changes from the preceding year to this year (%)	For the year 2018
Operating income	1,933,836	2,516,810	(23.2)	2,374,934
Operating profit	64,783	115,520	(43.9)	136,382
Net profit attributable to equity holders of the Company	19,002	45,677	(58.4)	53,030
Net (loss)/profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(11,991)	53,485	(122.4)	66,645
Net cash flows from operating activities	318,575	359,610	(11.4)	353,256
Weighted average returns on net assets (%)	1.6	3.7	(2.1)	4.4
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21
Basic earnings per share (RMB)	0.10	0.25	(58.4)	0.29
Diluted earnings per share (RMB)	0.10	0.25	(58.4)	0.29

Items	As at the end of 2020	As at the end of 2019	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2018
Total assets	2,488,400	2,733,190	(9.0)	2,441,169
Equity attributable to equity holders of the Company	1,215,421	1,230,428	(1.2)	1,214,067

Items	First Quarter 2020	Second Quarter 2020	Third Quarter 2020	Fourth Quarter 2020
Operating income	509,098	419,947	497,125	507,666
Net (loss)/profit attributable to equity holders of the Company	(16,234)	(13,752)	40,050	8,938
Net (loss)/profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(15,187)	(16,603)	8,586	11,213
Net cash flows (used in)/generated from operating activities	(18,096)	97,176	84,223	155,272

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2020 was 692,766, consisting of 686,532 holders of A shares and 6,234 registered holders of H shares (including 144 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) are satisfied.

Number of shareholders as at the end of 2020	692,766	Number of shareholders as at the end of one month preceding publication of this announcement (i.e. as at February 28, 2021)	684,300

Shareholdings of the top ten shareholders as at the end of 2020

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned legal person	80.25	146,882,339,136	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.42	20,902,097,700	(3)	0	0
CNPC－CSC－17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,971,070		0	3,819,971,070
CNPC－CSC－17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603		0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704		0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.32	578,402,044		0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0
Bosera Fund—Ansteel Group Corporation – Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned legal person	0.12	220,000,000		0	0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	206,109,200		0	0
ICBC-SSE 50 Exchange Traded Open-End Index Securities Investment Fund	Other	0.04	72,309,639		0	0

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
	(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
	(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

	(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

Statement on connected parties or concert parties among the above-mentioned shareholders: Except that both HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Ltd. are shareholders of ordinary shares of Industrial and Commercial Bank of China Limited, the Company is not aware of any other connection among or between other shareholders of the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2020, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Unit: Shares

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	146,882,339,136	(L)	Beneficial Owner	90.71	80.25

	H Shares	291,518,000	(L) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

BlackRock, Inc. (2)		1,263,923,364	(L)	Interest of Corporation	5.99	0.69

	H Shares	492,000	(S)	Controlled by the Substantial Shareholder	0.00	0.00

(L) Long position (S) Short position

Notes:	(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
	(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,263,923,364 H shares (long position) and 492,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

As at December 31, 2020, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Ownership and Controlling Relationship between the Company and the Ultimate

Note: Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

2.6 Corporate Bond Not Yet Overdue

Unit: RMB 100 million
Bond Name	Abbreviation	Code	Issue Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bond (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bond (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bond (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bond (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	2016-01-19	2021-01-19	88	3.03
2016 Corporate Bond (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bond (Second Tranche) (5-year term)	16 PetroChina 03	136253.SH	2016-03-03	2021-03-03	127	3.15
2016 Corporate Bond (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bond (Third Tranche) (5-year term)	16 PetroChina 05	136318.SH	2016-03-24	2021-03-24	95	3.08
2016 Corporate Bond (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60

Indicators Reflecting the Solvency of the Issuer

Main Indicator	As the end of 2020	As the end of 2019
Asset-liability Ratio (%)	45.07	47.15

Main Indicator	2020	2019
Debt-to-EBIDTA Ratio	0.76	0.74
EBITDA Interest Protection Multiples	17.55	18.60

Note on Overdue Debts

☐  Applicable     ☒  Not Applicable

3	Directors’ Report

3.1 Discussion and Analysis of Operations

In 2020, affected by the outbreak of the COVID-19, the world economy has experienced a deep recession, with the exception of China, the economies of the world’s major economies have declined to varying degrees. China’s economy was affected by the COVID-19 in the first quarter; however relying on effective control of domestic COVID-19, China’s resumption of work and production are progressing steadily. Since the second quarter, China’s restored its economic growth with its GDP increased by 2.3% over last year. In 2020, the supply and demand in the global oil and gas market continued to ease up, and the annual average international oil prices decreased sharply as compared with last year.

Facing the unprecedented severe impacts and challenges including the COVID-19 and cliff-like drop in international oil prices, the Group earnestly implemented requirements on high-quality development, coordinated the advancement of COVID-19 prevention and control, resumption of work and production, production and operation, as well as reform and innovation to ensure the health and safety of employees, while maintaining the stable and controlled advancement of production and operation, deepen the improvement of quality and profitability, and successfully complete the pipeline assets restructuring. As a result, the operating results of the Group were better than expectation. In 2020, the Group achieved a revenue of RMB1,933,836 million, representing a decline of 23.2% as compared with last year, and the net profit attributable to owners of the Company was RMB19,006 million, representing a decrease of 58.4% as compared with last year. The financial position of the Group remained stable. The cash flow was good, and the free cash flow remained positive.

3.1.1 Market Review

(1) Crude Oil Market

In 2020, the COVID-19 had a huge adverse impact on the oil market. The world’s oil demand and supply have both declined sharply. In view of market fundamentals, the supply have largely exceeded demand, oil inventories stay high, and international oil prices have sharply dropped. For the first time in history, oil future price once fell into negative level. After the world’s major oil-producing countries reached an agreement on production reduction and the world’s major economies took measures to boost the economy, the international oil prices rebound in volatility. The annual average spot price of North Sea Brent crude oil was US$41.78 per barrel, representing a decrease of 34.9% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$39.28 per barrel, representing a decrease of 31.1% as compared with last year.

(2) Refined Products Market

In 2020, due to the impact of the COVID-19, the domestic consumption of refined products declined slightly over last year, and the export volume of refined products also declined. The domestic refining capabilities continued to grow, and the output of refined products declined over last year.

The domestic gasoline and diesel prices were adjusted 13 times during the year. As a result, the reference gasoline price, in aggregate, decreased by RMB1,295 yuan per ton and the reference diesel price, in aggregate, decreased by RMB1,250 yuan per ton. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In 2020, due to the impact of the COVID-19, the production and sales of domestic chemical products were suppressed in the first half of the year. In the second half of the year, with the rebound of oil prices and the rapid progress of resumption of work and production, the demand steadily increased and surged in the third quarter, which led to the accelerated recovery of the relevant chemical product market. The spread of the overseas COVID-19 resulted in the shutdown of overseas refineries and reduced imports of chemical products, which has promoted the stability of domestic prices of plastics and other products.

(4) Natural Gas Market

In 2020, the consumption of global natural gas declined for the first time in ten years with the oversupply in the market intensifying and natural gas prices in major markets hitting a record low. The growth of domestic natural gas consumption has slowed down with production maintaining rapid growth and the growth of import volume slowing down slightly. The supply and demand in the natural gas market basically remained loose throughout the year, while temporary supply constraints occurred at the end of the year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration and Development

In 2020, the Group’s domestic exploration and development business focused on risk exploration, promoted concentrated exploration, fine exploration and high-efficiency evaluation in key basins and key areas. We achieved multiple strategic breakthroughs and important exploration results in Sichuan, Ordos, Junggar, Tarim and other basins, discovered and implemented large-scale reserve areas such as Chang 7 shale oil in Qingcheng area, Ordos, and natural gas in Tainei, central Sichuan. We focused on the profitability of the new area to build production, effectively controlled the decline rate of old oilfields, and increased the recovery rate. We optimised the structure of oil and gas products according to the profitability position, increased the intensity of natural gas exploration and development, and promoted rapid growth of domestic natural gas output. In 2020, the domestic business achieved a crude oil output of 743.8 million barrels, representing an increase of 0.6% as compared with last year, a marketable natural gas output of 3,993.8 billion cubic feet, representing an increase of 9.9% as compared with last year, and an oil and natural gas equivalent output of 1,409.7 million barrels, representing an increase of 4.8% as compared with last year.

Overseas Oil and Gas

In 2020, the Group’s overseas oil and gas business developed steadily. A number of important discoveries have been made in a number of exploration projects in Chad, Kazakhstan, etc., some renewal agreements to block exploration have been executed and the transfer of partial equity in the Abu Dhabi offshore project has been completed, procuring continuous optimisation of business layout and asset structure. In 2020, the oil and natural gas equivalent output from overseas operations amounted to 215.8 million barrels, representing an increase of 0.2% as compared with last year, accounting for 13.3% of the total oil and natural gas equivalent output of the Group.

In 2020, the Group’s crude oil output amounted to 921.8 million barrels, representing an increase of 1.4% as compared with last year. The marketable natural gas output reached 4,221.0 billion cubic feet, representing an increase of 8.0% as compared with last year. The oil and natural gas equivalent output amounted to 1,625.5 million barrels, representing an increase of 4.1% as compared with last year. As at the end of the reporting period, the total area to which the Group had the prospecting and mineral right of oil and natural gas (including coalbed methane) amounted to 272.4 million acres, among which the area of prospecting right was 240.3 million acres and the area of mineral right was 32.1 million acres. The number of net wells in the process of being drilled was 363. The number of wells with multilayer completion during the reporting period was 6,459.

Summary of Operations of the Exploration and Production Segment

	Unit	2020	2019	Year-on-year change (%)
Crude oil output	Million barrels	921.8	909.3	1.4
of which: domestic	Million barrels	743.8	739.7	0.6
overseas	Million barrels	178.0	169.6	4.9
Marketable natural gas output	Billion cubic feet	4,221.0	3,908.0	8.0
of which: domestic	Billion cubic feet	3,993.8	3,633.0	9.9
overseas	Billion cubic feet	227.2	275.0	(17.4)
Oil and natural gas equivalent output	Million barrels	1,625.5	1,560.8	4.1
of which: domestic	Million barrels	1,409.7	1,345.4	4.8
overseas	Million barrels	215.8	215.4	0.2
Proved reserves of crude oil	Million barrels	5,206	7,253	(28.2)
Proved reserves of natural gas	Billion cubic feet	76,437	76,236	0.3
Proved developed reserves of crude oil	Million barrels	4,654	5,474	(15.0)
Proved developed reserves of natural gas	Billion cubic feet	42,077	39,870	5.5

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2020, the Group’s refining and chemical business adhered to the principles of market orientation and profitability to scientifically arranged refining and chemical production and sales of chemical products and continue to optimise production layout and product mix through rationally adjusting diesel-gasoline ratios, promoting the reduction of refined products and the increase in chemical products. The Group maintained high-load operation of chemical facilities in accordance with market demand and increased the production of high value-added products. In 2020, the Group processed 1,177.5 million barrels of crude oil, representing a decrease of 4.1% as compared with last year. Among that, 678.0 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 57.6%, which showed good synergy. In 2020, the Group produced 107.042 million tons of refined products, representing a decrease of 9.1% as compared with last year, 6.345 million tons of ethylene, representing an increase of 8.2% as compared with last year, and 28.853 million tons of commodity volume of chemical products, representing an increase of 12.0% as compared with last year.

The refining restructuring of Daqing Petrochemical, the ethylene capacity recovery project of Lanzhou Petrochemical, and a batch of aviation kerosene production increase and low-sulfur marine fuel oil projects were completed and launched. The construction of the key projects such as the integration project of refining and chemicals of Guangdong Petrochemical and the projects in relation to the ethylene production out of ethane at Tarim and Changqing were proceeded in an orderly manner.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2020	2019	Year-on-year change (%)
Processed crude oil	Million barrels	1,177.5	1,228.4	(4.1)
Gasoline, kerosene and diesel output	’000 tons	107,042	117,791	(9.1)
of which: Gasoline	’000 tons	46,280	50,430	(8.2)
Kerosene	’000 tons	10,043	12,733	(21.1)
Diesel	’000 tons	50,719	54,628	(7.2)
Crude oil processing load	%	79.9	85.1	(5.2) percentage points
Light products yield	%	78.4	80.1	(1.7) percentage points
Refining yield	%	93.5	93.5	—
Ethylene	’000 tons	6,345	5,863	8.2
Synthetic Resin	’000 tons	10,287	9,580	7.4
Synthetic fibre materials and polymers	’000 tons	1,278	1,309	(2.4)
Synthetic rubber	’000 tons	1,001	910	10.0
Urea	’000 tons	2,163	1,208	79.1

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2020, the Group’s marketing business proactively responded to the severe challenges of shrinking market demand and high inventory, solidified the connection between production and sales so as to ensure the sales of products of the self-operated refineries and the maximization of the overall benefits of the industrial chain. We adjusted marketing strategies in a timely manner responding to market changes, implemented differentiated and precise marketing strategies by region, product variety, time period and customer type. The Group focused on the sales volume of retail and strived to improve sales quality. The Group strengthened sales network construction, actively seized high-profitability markets and high-quality sites in strategic regions, vigorously developed oil (gas) stations, increased retail capacity. The total number of service station operated by the Group reached 22,619. The Group intensified integration and mutual promotion of oil and non-oil businesses, accelerated on-line and off-line coordinated marketing and cross-sector integration and promoted the quality development of non-oil business.

International Trading Operations

In 2020, the Group’s international trading business strived to increase its sales ability of overseas share of oil and flexibly adjusted its refined oil export plan to vigorously explore overseas markets. We also strengthened risk management and control of product prices, and steadily improved its service, marketing and transaction capabilities.

In 2020, the sales volume of gasoline, kerosene and diesel of the Group achieved a total of 161.230 million tons, representing a decrease of 14.1% over the same period last year, of which the domestic sales of gasoline, kerosene and diesel were 105.896 million tons, representing a decrease of 11.0% over the same period last year.

Summary of Operations of the Marketing Segment

	Unit	2020	2019	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 tons	161,230	187,712	(14.1)
of which: Gasoline	’000 tons	66,084	76,366	(13.5)
Kerosene	’000 tons	14,350	21,183	(32.3)
Diesel	’000 tons	80,796	90,163	(10.4)
Domestic sales volume of gasoline, kerosene and diesel	’000 tons	105,896	118,995	(11.0)
of which: Gasoline	’000 tons	49,188	53,546	(8.1)
Kerosene	’000 tons	8,331	8,696	(4.2)
Diesel	’000 tons	48,377	56,753	(14.8)
Market share in domestic retail market	%	35.9	36.7	(0.8) percentage point
Number of service stations	Units	22,619	22,365	1.1
of which: owned service stations	Units	21,042	20,955	0.4
Sales volume per service station	Tons/day	8.48	10.08	(15.9)
Number of convenience stores	Units	20,212	20,021	1.0

(4) Natural Gas and Pipeline

In 2020, the Group’s natural gas and pipeline business faced the unfavourable situation of the slowdown in market demand growth through taking various measures to develop new users and implemented precise strategies to expand sales. We also actively coordinated key regions and major users to increase gas consumption, sped up the sales through its own terminals and direct sales to new customers, and carried out pilot sales around oil and gas fields. We optimised the combination and flow of resources, increased the intensity of exploration of high-end and high-profitability markets, tapped the increment of self-owned terminals, promoted online bidding transactions, and continuously improved the capability to create profits. We orderly promoted the construction of key storage and transportation facilities such as Tangshan and Jiangsu LNG port terminals.

In 2020, the Group sold 248.745 billion cubic metres of natural gas, representing a decrease of 4.0% as compared with the same period last year. Among that, 172.593 billion cubic metres were sold in domestic market, representing an increase of 0.7% as compared with the same period last year. The Group completed the transaction of relevant pipeline assets and as at the end of the year, the Group’s domestic oil and gas pipelines measured a total length of 31,151 km, consisting of 22,555 km of natural gas pipelines, 7,190 km of crude oil pipelines and 1,406 km of refined product pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2020, the Group achieved a revenue of RMB1,933,836 million, representing a decrease of 23.2% as compared with last year. Net profit attributable to owners of the Company was RMB19,006 million, representing a decrease of 58.4% as compared with last year. Basic earnings per share were RMB0.10 yuan, representing a decrease of RMB0.15 yuan as compared with last year.

Revenue The revenue decreased by 23.2% from RMB2,516,810 million for 2019 to RMB1,933,836 million for 2020. This was primarily due to the decrease in the sales volume and sharp decrease in selling prices of the majority of oil and gas products of the Group. The table below sets out external sales volume and average realised prices for major products sold by the Group in 2020 and 2019 and their respective percentage of change:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2020	2019	Percentage of Change (%)	2020	2019	Percentage of Change (%)
Crude oil*	158,266	150,322	5.3	2,070	3,162	(34.5)
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)**	2,487.45	2,590.91	(4.0)	1,170	1,313	(10.9)
Gasoline	66,084	76,366	(13.5)	5,561	6,487	(14.3)
Diesel	80,796	90,163	(10.4)	4,221	5,286	(20.1)
Kerosene	14,350	21,183	(32.3)	2,652	4,255	(37.7)
Heavy oil	30,253	18,095	67.2	2,313	3,249	(28.8)
Polyethylene	5,659	4,985	13.5	6,725	7,443	(9.6)
Lubricant	1,404	977	43.7	6,426	8,047	(20.1)

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.
**	The natural gas listed above represents all the external sales volume of natural gas of the Group.

Operating Expenses Operating expenses decreased by 22.4% from RMB2,395,048 million for 2019 to RMB1,857,899 million for 2020, of which:

Purchases, Services and Other Purchases, services and other decreased by 25.3% from RMB1,697,834 million for 2019 to RMB1,267,797 million for 2020. This was primarily due to the fact that the Group’s expenses for purchasing oil and gas products and trading decreased.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing provident funds and training fees for various types of employees) decreased by 4.4% from RMB154,318 million for 2019 to RMB147,604 million for 2020. This was primarily due to the fact that we implemented the linkage mechanism of work and performance and local governments reduced or exempted the social insurance fees.

Exploration Expenses Exploration expenses decreased by 6.9% from RMB20,775 million for 2019 to RMB19,333 million for 2020. This was primarily due to the fact that the Group optimised exploration plans responding to changes to the oil prices and controlled exploration expenses.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased by 5.1% from RMB225,262 million for 2019 to RMB213,875 million for 2020. This was primarily due to the comprehensive effect of Group’s decrease of oil and gas reserves caused by the decline in oil prices and the pipeline assets restructuring.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 6.2% from RMB68,596 million for 2019 to RMB64,345 million for 2020. This was primarily due to the fact that the Group further promoted the improvement of quality and profitability, and strictly controlled non-production expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 14.3% from RMB228,436 million for 2019 to RMB195,850 million for 2020, among which the consumption tax decreased by 11.8% from RMB164,973 million for 2019 to RMB145,525 million for 2020; the resource tax decreased by 24.3% from RMB24,388 million for 2019 to RMB18,468 million for 2020; and crude oil special gain levy decreased by 76.9% from RMB771 million for 2019 to RMB178 million for 2020.

Other Income, net Other income, net increased by RMB50,732 million from RMB173 million for 2019 to RMB50,905 million for 2020, primarily due to the gains from pipeline assets restructuring during the year.

Profit from Operations The profit from operations for 2020 was RMB75,937 million, representing a decrease of 37.6% from RMB121,762 million for 2019.

Net Exchange Gain Net exchange gain for 2020 was RMB108 million, representing an increase of RMB107 million from RMB1 million for 2019. This is primarily due to the impact of changes in exchange rate of US Dollar against Renminbi.

Net Interest Expense Net interest expense decreased by 12.2% from RMB26,778 million for 2019 to RMB23,505 million for 2020, primarily due to the control the scale of interest-bearing debts, optimisation of debt structure, and reduction of cost of debts by the Group.

Profit Before Income Tax Expense Profit before income tax expense decreased by 45.7% from RMB103,214 million for 2019 to RMB56,073 million for 2020.

Income Tax Expense The income tax expense decreased by 37.6% from RMB36,199 million for 2019 to RMB22,588 million for 2020, which was primarily due to the sharp decrease in the Group’s profit before income tax expense over the same period last year.

Profit for the Year Net profit for 2020 decreased by 50.0% to RMB33,485 million from RMB67,015 million for 2019.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests decreased by 32.1% from RMB21,333 million for 2019 to RMB14,479 million for 2020, which was primarily due to the sharp decrease of profits of subsidiaries of the Group over the same period last year.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company decreased by 58.4% from RMB45,682 million for 2019 to RMB19,006 million for 2020.

(2) Segment Results

Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2020 was RMB530,807 million, representing a decrease of 21.5% from RMB676,320 million for 2019, which was primarily due to the comprehensive impact of the increase of the sales volume and the decrease of prices of gas and oil products including crude oil and natural gas. In 2020, the oil imported from Russia, Kazakhstan and others by the Group amounted to 39.03 million tons, representing a decrease of 2.3% over the 39.95 million tons of 2019. The revenue from the sales of imported oil from Russia, Kazakhstan and others was RMB85,080 million for 2020, representing a decrease of 35.4% from RMB131,723 million for 2019. The average realised crude oil price of the Group in 2020 was US$40.33 per barrel, representing a decrease of 33.8% from US$60.96 per barrel in 2019.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 12.5% from RMB580,223 million for 2019 to RMB507,715 million for 2020, which was primarily due to the decrease of procurement expenses and taxes other than income tax. In 2020, the cost from importing oil from Russia, Kazakhstan and others amounted to RMB86,388 million, representing a decrease of 34.0% from RMB130,941 million for 2019.

In 2020, the unit oil and gas lifting cost of the Group was US$11.10 per barrel, representing a decrease of 8.3% from US$12.11 per barrel for 2019.

Profit from Operations In 2020, the domestic business of the exploration and production segment continued profitable development, optimised the development plan of each block based on the calculation of marginal profit, enhanced its integrated administration covering matters in respect of investment, reserve and costs, and strictly controlled the development cost; overseas business coordinated the COVID-19 prevention and control and production and operation, took various measures simultaneously to promote the improvement of quality and profitability, and strived to control and reduce investment and costs. In 2020, affected by the sharp decrease of oil and gas prices, the Exploration and Production segment realised an operating profit of RMB23,092 million, representing a decrease of 76.0% from RMB96,097 million for 2019.

Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment decreased by 22.5% from RMB1,000,062 million for 2019 to RMB774,775 million for 2020, primarily due to the comprehensive impacts including the decrease of the sales volume and prices of refined oil and the increase of sales volume but the decrease of the prices of chemical products.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 21.1% from RMB983,985 million for 2019 to RMB776,609 million for 2020, primarily due to decreasing procurement costs of crude oil and feedstock, and decrease of taxes and sales and administration expenses.

In 2020, the cash processing cost of refineries of the Group was RMB163.90 yuan per ton, decreased by 2.8% from RMB168.64 yuan per ton in 2019, primary due to the impact of decrease of power costs.

(Loss)/Profit from Operations In 2020, the Refining and Chemicals segment adhered to market orientation, timely adjusted processing load according to market changes and optimised product structure to make its best endeavour to ensure the safe operation of the industrial chain and maximization of profitability. We also strengthened technology research, and increased the production of high-end and high value-added chemical products to increase the profitability of chemical business. In the meantime, we strengthened cost control by continuously reducing processing costs. However, as affected by the narrowing margins of the refining business, the Refining and Chemicals segment in 2020 realised operating loss of RMB1,834 million, representing a decrease of 111.4% as compared with the realisation of operating profits of RMB16,077 million for 2019. Among that, the refining operations recorded an operating loss of RMB12,801 million, representing a decrease of 201.2% as compared with the realisation of operating profits of RMB12,650 million for 2019, while the chemical operations realised an operating profit of RMB10,967 million, representing an increase of 220.0%, as compared with RMB3,427 million for 2019.

Note: In 2020, in order to optimise production, operation and management, the Group shifted PetroChina Fuel Oil Company Limited and PetroChina Lubricant Company from the Marketing segment to the Refining and Chemicals segment. Accordingly, the comparative data in respect of Refining and Chemicals segment and also the Marketing segment against those of the same period of last year have been restated, which implies that the two companies mentioned above shall be deemed to have been incorporated in the Refining and Chemical segment since the earliest financial reporting period presented.

Marketing

Revenue The revenue of the Marketing segment decreased by 27.8% from RMB2,075,044 million for 2019 to RMB1,497,533 million for 2020, primarily due to decrease in sales volume and price of refined oil.

Operating Expenses Operating expenses of the Marketing segment decreased by 27.8% from RMB2,077,922 million for 2019 to RMB1,500,439 million for 2020, primarily due to a decrease in the expenditure arising from the external purchase of refined oil.

Loss from Operations In 2020, the Marketing segment strived to overcome the adverse impact of the COVID-19 on market demand by intensifying the efforts in market analysis and research and adjusted marketing tactics in a flexible manner. The Group used its best endeavour to increase the sales volume and output in key areas, to increase the retail sale of refined products, strengthened refined marketing and precision marketing to improve the price realisation rate. Based on the profitability projection, the Group strengthened the interaction between the domestic and international markets, optimised the refined oil export plan, which led to an improvement in the overall profitability of the value chain. In 2020, the Marketing segment recorded an operating loss of RMB2,906 million, representing an increase of loss of RMB28 million as compared with the operating loss of RMB2,878 million for 2019.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment amounted to RMB370,771 million for 2020, representing a decrease of 5.2% as compared with RMB391,023 million for 2019, primarily due to the comprehensive impacts including the increase of the sales volume and the decrease of the price of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB298,361 million for 2020, representing a decrease of 18.2% as compared with RMB364,915 million for 2019, primarily due to the decrease in the expenditure of natural gas purchase.

Profit from Operations In 2020, the Natural Gas and Pipeline segment actively optimised the resource structure, strived for full production and full sales of domestically produced gas, and reduced resource procurement costs. By formulating targeted marketing and service plans based on the customer needs and developing the profitable markets, the Group intensively enhanced its sales capability in respect of retail sales to end users. In 2020, benefiting from the income of pipeline assets restructuring and measures of quality and profitability enhancement, the Natural Gas and Pipeline segment realised an operating profit of RMB72,410 million, representing an increase of 177.3% as compared to RMB26,108 million in 2019.

In 2020, the sale of imported natural gas recorded a net loss of RMB14,159 million, representing a reduction of loss of RMB16,551 million as compared with last year and showing the remarkable achievement in loss control, primarily due to the comprehensive impact, including measures of quality improvement and profitability enhancement adopted by the Group and the sharp decline of the costs of imported natural gas caused by the decrease of oil prices. The Group will continue to adopt effective measures to control losses arising from sale of imported natural gas.

In 2020, the Group’s international operations (Note) realised a revenue of RMB721,015 million, accounting for 37.3% of the Group’s total revenue. Profit before income tax expense amounted to RMB8,093 million. The Group’s international operations maintained a stable development with further improved international operating ability.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2020	As at December 31, 2019	Percentage of Change
	RMB million	RMB million	%
Total assets	2,488,126	2,732,910	(9.0)
Current assets	486,767	466,913	4.3
Non-current assets	2,001,359	2,265,997	(11.7)
Total liabilities	1,121,505	1,288,605	(13.0)
Current liabilities	605,418	661,419	(8.5)
Non-current liabilities	516,087	627,186	(17.7)
Equity attributable to owners of the Company	1,215,158	1,230,156	(1.2)
Share capital	183,021	183,021	—
Reserves	304,182	304,011	0.1
Retained earnings	727,955	743,124	(2.0)
Total equity	1,366,621	1,444,305	(5.4)

Total assets amounted to RMB2,488,126 million, representing a decrease of 9.0% from that as at the end of 2019, of which:

Current assets amounted to RMB486,767 million, representing an increase of 4.3% from that as at the end of 2019, primarily due to the increase in held-for-sale assets and monetary funds.

Non-current assets amounted to RMB2,001,359 million, representing a decrease of 11.7% from that as at the end of 2019, primarily due to the impact of pipeline assets restructuring.

Total liabilities amounted to RMB1,121,505 million, representing a decrease of 13.0% from that as at the end of 2019, of which:

Current liabilities amounted to RMB605,418 million, representing a decrease of 8.5% from that as at the end of 2019, primarily due to the decrease in the amount of short-term borrowings, accounts payable and accrued liabilities.

Non-current liabilities amounted to RMB516,087 million, representing a decrease of 17.7% from that as at the end of 2019, primarily due to the decrease in long-term borrowings and lease liabilities.

Equity attributable to owners of the Company amounted to RMB1,215,158 million, representing a decrease of 1.2% from that as at the end of 2019, primarily due to the decrease in retained earnings.

(4) Cash Flows

As at December 31, 2020, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2020 and 2019 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2020	2019
	RMB million	RMB million
Net cash flows from operating activities	318,575	359,610
Net cash flows used for investing activities	(181,986)	(332,948)
Net cash flows used for financing activities	(99,400)	(27,276)
Translation of foreign currency	(4,967)	1,069
Cash and cash equivalents at end of the year	118,631	86,409

Net Cash Flows from Operating Activities

The net cash flows of the Group from operating activities in 2020 amounted to RMB318,575 million, representing a decrease of 11.4% from RMB359,610 million in 2019. This was mainly due to the combined impact from the profit reduction and the change in working capital during the reporting period. As at December 31, 2020, the Group had cash and cash equivalents of RMB118,631 million. The cash and cash equivalents were mainly denominated in US Dollar and Renminbi (approximately 55.1% were denominated in US Dollar, approximately 36.2% were denominated in Renminbi, approximately 6.5% were denominated in HK Dollar and approximately 2.2% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2020 amounted to RMB181,986 million, representing a decrease of 45.3% from RMB332,948 million in 2019. The increase was primarily due to the combined effects of reduction of capital expenditures arising from the Group’s optimisation of investment scale based on changes in oil prices, and pipeline assets restructuring during the reporting period.

Net Cash Flows Used for Financing Activities

The net cash used by the Group for financing activities in 2020 was RMB99,400 million, representing an increase of 264.4% from RMB27,276 million in 2019. This was primarily due to the increase in repayment for borrowings during the reporting period.

The net borrowings of the Group as at December 31, 2020 and December 31, 2019, respectively, were as follows:

	As at December 31, 2020	As at December 31, 2019
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	117,542	175,840
Long-term borrowings	251,379	290,882

Total borrowings	368,921	466,722

Less: Cash and cash equivalents	118,631	86,409

Net borrowings	250,290	380,313

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2020	As at December 31, 2019
	RMB million	RMB million
Within 1 year	124,777	188,771
Between 1 and 2 years	53,526	30,090
Between 2 and 5 years	188,012	253,918
After 5 years	27,894	31,576

	394,209	504,355

Of the total borrowings of the Group as at December 31, 2020, approximately 52.1% were fixed-rate borrowings and approximately 47.9% were floating-rate borrowings. Of the borrowings as at December 31, 2020, approximately 71.2% were denominated in Renminbi, approximately 26.7% were denominated in US Dollar, and approximately 2.1% were denominated in other currencies.

As at December 31, 2020, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/ (interest-bearing borrowings + total equity), interest-bearing borrowings include various short-term and long-term borrowings) was 21.3% (24.4% as at December 31, 2019).

(5) Capital Expenditures

In 2020, the Group flexibly adjusted and optimised the scale and structure of investment in accordance with changes in oil prices, operating profitability and cash flow, and coordinated the promotion of key projects construction. In 2020, the capital expenditures of the Group amounted to RMB246,493 million, representing a decrease of 16.9% from RMB296,776 million in 2019. The table below sets out the capital expenditures of the Group for 2020 and 2019 and estimated capital expenditure of each business segment for 2021.

	2020		2019		Estimated amount for 2021
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	186,620	75.71	230,117	77.54	175,200	73.31
Refining and Chemicals	21,810	8.85	21,823	7.35	38,000	15.90
Marketing	16,294	6.61	17,074	5.76	12,200	5.10
Natural Gas and Pipeline	21,143	8.58	27,004	9.10	13,000	5.44
Head Office and Other	626	0.25	758	0.25	600	0.25

Total	246,493	100.00	296,776	100.00	239,000	100.00

*

If investments related to geological and geophysical exploration costs are included, the capital expenditures for the Exploration and Production segment for each of 2020 and 2019 and the estimated amount for 2021 would be RMB197,019 million, RMB241,992 million and RMB186,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2020 amounted to RMB186,620 million, which were primarily used for oil and gas exploration and development in significant basins such as Songliao Basin, Ordos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, enhancing the development of unconventional resources such as shale gas and profitable development from existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region.

It is estimated that the capital expenditures for the Exploration and Production segment for 2021 will be RMB175,200 million, which will primarily be used for sizable and profitable exploration and development and profitability in key basins such as Songliao, Ordos, Tarim, Sichuan and Bohai Bay, enhancing the development of unconventional resources such as shale gas and shale oil, and promotion of new energy projects including clean energy alternatives. In adherence to the principle of optimised development, overseas operations will continue to focus on the operation of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region when seeking new projects of high quality.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2020 amounted to RMB21,810 million, which were primarily used in the construction of large-scale refining and chemical projects, such as integration project of refining and chemicals of Guangdong Petrochemical, and the projects in relation to the ethylene production out of ethanes at Changqing and Tarim, and the refining-chemical transformation and upgrade projects.

It is estimated that the capital expenditures for the Refining and Chemicals segment for 2021 will be RMB38,000 million, which will be used primarily for the construction of large-scale refining and chemical projects, such as integration project of refining and chemicals of Guangdong Petrochemical, the projects in relation to the ethylene production out of ethane at Changqing and Tarim, and expansion and new establishment of ethylene projects, and refining reduction and chemicals enhancement and transformation and upgrading project for new materials and new technologies.

Marketing

Capital expenditures for the Group’s Marketing segment for 2020 amounted to RMB16,294 million, which were mainly used for the network for the sales of end-products within the domestic refined oil markets, and the equipment construction of overseas oil and gas storage and sales.

It is estimated that the capital expenditures for the Marketing segment for 2021 will be RMB12,200 million used primarily for the network expansion for the sales of end-products within the domestic refined oil markets, expansion of new energy projects such as hydrogen refuelling stations and the equipment construction of overseas oil and gas storage and sales.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2020 amounted to RMB21,143 million, which were mainly used for key natural gas transmission projects including the China-Russia East-route Gas Pipeline Project, the facilities for peak regulation and storage and transportation including Shen Zhen LNG equipment, as well as the gas branches and sales terminals.

It is estimated that the capital expenditures for the Natural Gas and Pipeline segment for 2021 will be RMB13,000 million, which will be used primarily for construction of LNG receiving stations, natural gas branch lines, development projects for urban gas market end-users, and new energy collaboration projects such as natural gas power generation.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2020 were RMB626 million, which were primarily used for improvement of scientific research facilities and development of the IT system.

It is estimated that the capital expenditures for the Head Office and Other segment of the Group for 2021 will be RMB600 million, which will be used primarily for enhancement of research facilities and development of the IT system.

3.1.4 Business Prospects

In 2021, the global economy is expected to achieve recovery, due to the COVID-19 control measures and economy stimulation measures adopted by major economies, but unstably and unevenly. The relax situation of supply and demand in the global oil market will be easing and the international oil price will stabilize and recover, and it is expected to remain in the low and medium range. China’s overall economic performance is positive, but facing the risks of changes in the COVID-19 and uncertainties in the external environment. The Group will adhere to the new development concept and implement the requirements for high-quality development by vigorously carrying out the five development strategies of innovation, resources, market, internationalization, green and low-carbon. We will adhere to corporate governance by laws and regulations and lay a solid foundation for safety and environmental protection. While further implementing reform and innovation and endeavoring to develop the main businesses, we will also actively promote green and low-carbon transformation and focus on digital transformation and intelligent development. The Group will continue to enhance quality and profitability, and strive to create value for shareholders.

In terms of Exploration and Production Business, the Group will strengthen risk exploration, mainly engaging in six fields, namely marine carbonate rocks, foreland thrust belt, lithologic strata, shale oil and gas, new areas and offshore area, striving to achieve strategic discovery and breakthrough. Focusing on concentrated exploration in key areas, we will speed up the implementation of large-scale exploration areas such as Chang 7 shale oil in Ordos and the North Slope of the central Sichuan paleo uplift, and actively prepare for strategic replacement areas or major replacement fields such as the permian volcanic rocks in West Sichuan Basin and the Kuche Qiulitag structural belt in the Tarim Basin. We will highlight profitable exploration by strengthening the administration of mining rights, accelerating the process of exploration to production and innovating the selection and transfer of mining rights to strengthen the work of reserves value and continuously improve the replacement rate of reserves. The Group will focus on stable and profitable production in old oil and gas fields, so as to control the decline rate and increase the recovery rate. We will attach importance to the profitable development in the new areas, organize the implementation of production capacity construction projects in strict accordance with the design plan, and reach the standards and production targets set out in the objectives of the plan. In 2021, we plan to reach the crude oil output of 923.5 million barrels and the marketable natural gas output of 4,354.0 billion cubic feet, with a total oil and natural gas equivalent output of 1,649.4 million barrels.

In terms of Refining and Chemicals Business, the Group will adhere to the concept of “molecular refining”, optimise the allocation of crude oil resources based on the conditions and locations of the devices, and giving preference to enterprises with sound profits or with integrated capacity of refining and chemicals production. We will adjust our product mix in light of market demands through intensifying our efforts in reducing oil and increasing chemicals production and increasing the output of high value-added oil refinery products such as high-grade gasoline, aviation kerosene, paraffin wax, lubricating oil, asphalt and low-sulfur fuel oil. The Group will also maintain the operation of chemical devices under high load and long cycle, accelerate the development of new materials and new products, and increase the proportion of high-end, high value-added and specialized chemical products. During the deepening benchmarking management, we will continue to improve economic and technical indicators and increase the comprehensive commodity rate. Two projects in relation to the ethylenes, namely, Tarim and Changqing, will be completed and launched on schedule, and the construction of key projects in Guangdong Petrochemical will be accelerated. In 2021, we plan to reach the processing volume of crude oil of 1,247.3 million barrels.

In terms of Marketing Business, the Group will strive to increase market share and go all out to expand sales in order to ensure smooth marketing channels for our own refineries. In order to comprehensively optimise marketing strategies, we will accurately study and judge the market and subdivide the market to establish a lattice client development and maintenance system, formulate marketing plans by region, enterprise and variety. In the meantime, we will adhere to the principle of focusing on retail and enlarge the scale of retailing, endeavoring to increase the price realisation rate, and realise the coordination of sales volume and profitability. We will develop new networks and optimise existing networks in a refined and differentiated way, while expanding the asset-light network in a diversified manner. To highlight the specialized operation of non-oil business, the Group will arrange for cross-sector cooperative retail outlets, speed up the construction of the ecosystem of “people, vehicles and life”, and enhance the capability of customer service and profitability creation.

In terms of Natural Gas and Pipeline Business, the Group will strengthen our study and research on the whole natural gas industry chain, coordinate and allocate domestic and foreign resources to optimise the layout of the natural gas market. For stabilizing the existing markets and exploring new markets, we strive for that all domestically-produced natural gas is produced and sold as planned. We will also optimise the scale and pace of importation of natural gas, so as to endeavour to stable market supply and smooth operation of the industry chain. We will expand the terminal market and develop market layout in advance. We will make efforts in improving the mixing of oil and gas business by accelerating the integrated operation mode of oil and gas terminals. Actively exploring new markets in the field of comprehensive energy utilization, we will strengthen the integration of gas and power, deepen the cooperation with enterprises of power generation, power grid and energy Internet. The Group will spare no effort to develop direct sales customers, focus on and develop new markets such as new urban fuel and power generation projects, with a view to building a multi-energy comprehensive supply and smart gas demonstration area. We will implement differentiated and refined marketing strategies by region, market and phase, use platforms such as the exchange center to promote the sale of shale gas and coalbed gas at market prices, and arrange spot LNG purchases based on profitability, so as to further enhance our ability to enhance profitability.

In terms of International Business, the Group will optimise the structure of overseas assets, business and regional layout. Through highlighting the acquisition of risk exploration projects, operator projects and natural gas projects, we will make continuous efforts on joint venture and cooperation and new project development, and strive to increase contribution to profitability enhancement so as to lay a solid foundation for sustainable development. We will focus on promoting risk exploration in Doseo Basin of Chad and rolling exploration in Aktobe Middle Block of Kazakhstan, and make efforts to solve the problems of stable and increased output of existing oil fields, and flexibly adjust the workload according to the changes to oil price and contract models.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2020	As at December 31, 2019	Percentage of Change
	RMB million	RMB million	%
Total assets	2,488,400	2,733,190	(9.0)
Current assets	486,767	466,913	4.3
Non-current assets	2,001,633	2,266,277	(11.7)
Total liabilities	1,121,515	1,288,612	(13.0)
Current liabilities	605,418	661,419	(8.5)
Non-current liabilities	516,097	627,193	(17.7)
Equity attributable to equity holders of the Company	1,215,421	1,230,428	(1.2)
Total equity	1,366,885	1,444,578	(5.4)

For reasons for changes, please read Section (3) in 3.1.3

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2020	Cost of principal operations for the year 2020	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	Percentage points
Exploration and Production	512,349	401,189	17.3	(21.7)	(13.9)	(6.7)
Refining and Chemicals	766,358	566,858	4.5	(22.7)	(24.1)	(1.2)
Marketing	1,473,620	1,420,966	3.5	(28.2)	(28.9)	1.0
Natural Gas and Pipeline	362,559	331,063	8.5	(5.7)	(6.3)	0.5
Head Office and Other	493	296	—	2.9	5.0	—
Elimination	(1,240,363)	(1,235,310)	—	—	—	—
Total	1,875,016	1,485,062	10.7	(23.7)	(23.5)	(1.3)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates of the Group under CAS

Name of company	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets/ (liabilities)	Net profit/ (loss)
	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited		47,500	100.00	367,173	143,675	223,498	(9,967)
CNPC Exploration and Development Company Limited		16,100	50.00	198,438	44,386	154,052	6,006
PetroChina Hong Kong Limited	HK$	7,592 million	100.00	155,317	65,061	90,256	9,944
PetroChina International Investment Company Limited		31,314	100.00	87,413	141,090	(53,677)	(6,852)
PetroChina International Co., Ltd.		18,096	100.00	189,431	121,570	67,861	5,204
PetroChina Sichuan Petrochemical Co.,Ltd.		10,000	90.00	30,649	5,868	24,781	520
China Oil & Gas Pipeline Network Corporation		500,000	29.90	729,994	159,712	570,282	6,444
China Petroleum Finance Co., Ltd.		8,331	32.00	491,085	416,818	74,267	7,819
CNPC Captive Insurance Co., Ltd.		5,000	49.00	14,223	7,528	6,695	389
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	9,004	6,085	2,919	185
Mangistau Investment B.V.	US$	131 million	50.00	11,416	3,583	7,833	362
Trans-Asia Gas Pipeline Co., Ltd.		5,000	50.00	42,695	2,565	40,130	3,060

3.3 Distribution Plan for the Final Dividend for 2020

Affected by the COVID-19 and low oil prices, the Company’s operating results in 2020 was greatly affected. Despite the difficulties, the Company always attaches great importance to shareholder returns. After overall consideration of the Company’s operating performance, financial status, cash flow and income from pipeline asset restructuring, etc. and in return for the shareholders, the Board recommends a final cash dividend of RMB0.08742 yuan (inclusive of applicable tax) per share for 2020 to all shareholders. The total amount of cash dividends reaches RMB16 billion. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2020 annual general meeting to be held on June 10, 2021. The final dividend of H shares will be paid to all shareholders of H shares whose names appear on the register of members of the Company at the close of trading on June 28, 2021. The register of members of H shares will be closed from June 23, 2021 to June 28, 2021 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 22, 2021. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 28, 2021 are eligible for the final dividend. The final dividend of A shares and H shares for 2020 will be paid on or about June 29, 2021 and July 30, 2021, respectively.

In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 10, 2021. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》 ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 28, 2021.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關于國稅發 [1993]045 號文件廢止後有關個人 所得稅征管問題的通知》promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函 [2011]348 號), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告 2019 年第 35 號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 28, 2021 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 22, 2021 (address: Hong Kong Registrars Limited, Shops1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 28, 2021.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅〔 2014〕81 號）) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127 號）), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the Hong Kong investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4	Significant Events

4.1 Acquisition, Asset Disposal and Asset Restructuring

On July 23, 2020, the Company entered into the Framework Agreement on Transaction of Oil and Gas Pipeline Relevant Assets and 10 sub-agreements including the Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd., and the Production and Operation Agreement with PipeChina upon approval by sixth meeting of the Board of Directors of the Company in 2020 and forth meeting of the Supervisory Committee of the Company in 2020.The Company sold its major oil & gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) to PipeChina for 29.9% of its equity interests and corresponding cash consideration (the “Transaction”). The consideration of the Transaction is based on the appraised value on December 31, 2019 (as the base date), taking into account factors such as the profit and loss during the transition period, subsequent adjustment events and the price at the timing of the delivery of initial oil and gas asset, which will be determined after audit. This transaction helped the Company focus more on its upstream oil and gas exploration and development business, actively promote the development of its downstream oil and gas distribution market, relieve the Company’s pressure relating to capital expenditures, and make greater use of the nationwide oil and gas storage and transmission facilities, to improve operational efficiency and value creation capabilities.

On September 28, 2020, the Transaction was reviewed and approved at the second extraordinary general meeting of shareholders of the Company in 2020, with a support rate of 99.9963%.

On September 30, 2020, all of the conditions precedent set out in the Transaction Agreements have been satisfied. The ownership and risk of the Target Assets were passed to PipeChina at 24:00 on September 30, 2020.

The total assets sold in the Transaction amounted to RMB356,447 million, the book value of net assets attributable to the owners of the Company was RMB200,525 million, and the transaction value was RMB247,471 million. As the consideration, the Company recognised a long-term equity investment of RMB149,500 million in the PipeChina, and received a consideration in cash of RMB97,971 million. For the Transaction, the Company recognised profit before taxation of RMB46,946 million. The difference between the relevant amount and the amount set out in the circular of the Company dated 12 August 2020 on the Hong Kong Stock Exchange is mainly due to the change in price and quantity of the initial oil and gas and profits distribution to the Company in advance made by certain pipeline enterprises.

On December 22 2020, Kunlun Energy Company Limited, being a subsidiary of the Company (“Kunlun Energy”) and PipeChina entered into the Equity Transfer Agreement, pursuant to which Kunlun Energy has conditionally agreed to sell and PipeChina has conditionally agreed to purchase the 60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd. (“Beijing Pipeline”) and 75% equity interest in PetroChina Dalian LNG Co., Ltd. (“Dalian LNG”) held by Kunlun Energy at a base consideration of approximately RMB40,886 million (subject to the adjustments according to the price adjustment mechanism as set out in the Equity Transfer Agreement), which all will be settled in cash by PipeChina. Upon completion of the transaction, Kunlun Energy will cease to hold any equity interests in the Beijing Pipeline and Dalian LNG. The transaction has been reviewed and approved by the ninth meeting of the Board in 2020, the general meeting of shareholders of Kunlun Energy and the competent internal authority of PipeChina.

For details, please refer to the announcements published by the Company on the Shanghai Stock Exchange (with the announcement numbers of Lin 2020-032, Lin 2020-041, Lin 2020-042, and Lin 2020-051, respectively) and the announcements published by the Company on the Hong Kong Stock Exchange on July 23, 2020, September 28, 2020, September 30, 2020, and December 22, 2020.

This event did not affect the continuity of the business and the stability of management of the Group, it may have an impact on the operating results of the Group’s natural gas and pipeline business in the short term, and be conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

4.2 The impact of COVID-19

In 2020, the outbreak of COVID-19 had a severe impact on the world economy, and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that there has been a downfall in the demand for refined oil and natural gas in the market, while the prices of crude and refined oil and natural gas have been significantly decreased, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response, safeguarding the health of its employees in addition to safe and well-ordered production and operation, taking special actions in improving quality and enhancing profitability, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting price promotion and enhancing profitability, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run.

This event did not affect the continuity of the business and the stability of management of the Group, though it had a negative effect on the operating results of the Group.

4.3 Drastic drop in the international price of crude oil

In 2020, due to the impact of COVID-19, policies on reduced production of oil-producing countries and many other factors, the international crude oil price appeared in a “V” shape. There was a rarely seen drastic drop and even an unprecedented negative oil price in the first half of the year, which rose steadily after reaching a low point in late April. The price generally ran at a low level throughout the year. The average spot price of crude oil of North Sea Brent and WTI for the year was USD41.78 per barrel and USD39.28 per barrel, respectively, represented a decrease of 34.9% and 31.1% over last year, respectively. The Group has actively taken measures to cope with the risk of fluctuations in crude oil price and made every effort to maintain stable and healthy development of its production and operation.

This event did not affect the continuity of the business and the stability of management of the Group, though it had a negative effect on the operating results of the Group.

4.4 Phased Adjustment of Price Policies of Natural Gas

On February 22, 2020, National Development and Reform Commission (the “NDRC”) issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa Gai Jia Ge [2020] No. 257) (《關於階段性降低非居民用氣成本支持企業復工複產的通知》 (發改價格〔2020〕 257 號)) (the “Notice”), pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely.

This event does not affect the continuity of the business or the stability of management of the Group but had certain impact on the operating results of the Group.

4.5 Continuous Implementation of Preferential Corporate Income Tax Policies for the Western Development Program

On April 23, 2020, the Ministry of Finance, the State Taxation Administration and the NDRC jointly issued the Announcement on Continuing Corporate Income Tax Policies for Enterprises of the Western Development Program (Announcement of the Ministry of Finance, State Taxation Administration and NDRC [2020] No.23) (《關於延續西部大開發企業所得稅政策的公告》(財政部 稅務總局 國家發展改革委公告 2020 年第 23 號)), clarifying that from January 1, 2021 to December 31, 2030, the corporate income tax on enterprises established in encouraged industries in the western region will be levied at a reduced rate of 15%. The previous corporate income tax preferential policies for enterprises of the western development program will be extended to the end of 2030.

This event does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

4.6 Issuance by the State of the Policy Relating to Special Funds for Clean Energy Development

On June 12, 2020, the Ministry of Finance issued the Interim Measures for the Management of Special Funds for Clean Energy Development (Caijian [2020] No. 190) (《清潔能源發展專項資金管理暫行辦法》(財建〔2020〕190 號)), which stipulates that using special funds to reward and subsidize for the mining of unconventional natural gas such as coalbed methane (coal gas), shale gas, and tight gas in accordance with the distribution principle of “more production and more subsidy”. Subsidy will be awarded multi-step according to the excess degree for the exploitation and utilization of the previous year. If the amount of exploitation and utilization has not reached the amount of the previous year, the rewards and compensation fund will be deducted according to the degree of non-compliance; the excessive part of the unconventional natural gas produced during the heating season will be rewarded and subsidized in accordance with the principle of “more production in winter and more subsidy in winter”. The aforementioned interim measures was implemented as from its date of issuance.

This event does not affect the continuity of the business or the stability of management of the Group and is conducive to the on the sustainable and healthy development and operating results of the Group.

4.7 Issuance by the State of the Export Tax Rebate Policy for Fuel Oil

On January 22, 2020, the Ministry of Finance, the State Taxation Administration , and the General Administration of Customs issued the Notice on the Policy on Implementing Export Tax Rebates for Bunkering Fuel Oil on International Shipping Vessels (No.4 Announcement of the Ministry of Finance, the State Taxation Administration, the General Administration of Customs in 2020) (《關於對國際航行船舶加注燃料油實行出口退稅政策的公告》 (財政部 稅務總局 海關總署公告 2020 年第 4 號)), clarifying that refueling international shipping vessels at coastal ports of China will be entitled to export tax rebate/exemption, with the VAT export rebate rate being 13%. According to the Provisional Regulations on Consumption Tax, taxable export consumption goods are exempt from consumption tax. The announcement was implemented as from February 1, 2020.

This matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

4.8 Regulating the Collection and Management of Taxes on Refined Oil

On June 12, 2020, NDRC and the National Energy Administration issued the Guiding Opinions on Effectively Guaranteeing Energy Security in 2020 (Fa Gai Yun Xing [2020] No.900) (《關於做好 2020 年能源安全保障工作的指導意見》( 發改運行〔2020〕900 號)), proposing to intensify the crackdown on smuggling, tax evasion and other illegal activities concerning refined oil products to maintain market order. For local oil refineries that are qualified for importing and using crude oil but have committed serious tax evasion or other violations, their qualification will be cancelled once their evasion or violation is verified by the law enforcement departments, so as to create a market environment of fair competition. The aforementioned guiding opinions was implemented as from its date of issuance.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

5	Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☒  Applicable    ☐  Not applicable

5.1.1 Major impact of changes in PRC accounting policies

(a) CAS Bulletin No.13 (Caikuai [2019] No.21)

CAS Bulletin No.13 has amended the three elements of constituting a business, provides specific guidance on the determination of a business, and introduces an optional concentration test when the acquirer determine whether an acquired set of assets that not involving enterprises under common control constitute a business.

In addition, CAS Bulletin No.13 has further clarified that related parties of an entity also include the joint venture(s) or associate(s) of the other members (including the parent and subsidiaries) in the same group that includes the entity, and the other joint venture(s) or associate(s) of the investors who exercise joint control over the entity, etc.

CAS Bulletin No.13 takes effect on 1 January 2020. The Company has adopted the accounting policy change prospectively. The adoption of CAS Bulletin No.13 does not have any significant effect on the financial position, financial performance or related party disclosures of the Company.

(b) The Accounting Treatment of COVID-19-Related Rent Concessions (Caikuai [2020] No.10)

Caikuai [2020] No.10 provides a practical expedient under certain conditions for rent concessions occurring as a direct consequence of the Covid-19 pandemic. If an entity elects to apply the practical expedient, the entity does not need to assess whether a lease modification has occurred or to reassess the lease classification.

Caikuai [2020] No.10 takes effect on 24 June 2020 (the implementation date). The entity is allowed to adjust the related rent concessions that occurred between 1 January 2020 and the implementation date. The adoption of Caikuai [2020] No.10 does not have any significant effect on the financial position or financial performance of the Company.

Details of changes in accounting policies and its impacts mentioned above, please see Note “4 (32) Changes in accounting policies” of financial statements prepared in accordance with CAS in the 2020 Annual Report of PetroChina Company Limited.

5.1.2 Major impact of changes in IFRS accounting policies

The Group has initially adopted Definition of a Business (Amendments to IFRS 3) from 1 January 2020. A number of other new standards are also effective from 1 January 2020 but they do not have a material effect on the Group’s financial statements.

Details of changes in accounting policies and its impacts mentioned above, please see Note “3(ac) New accounting standards developments” of financial statements prepared in accordance with IFRS in the 2020 Annual Report of PetroChina Company Limited.

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable    ☒  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☒  Applicable    ☐  Not applicable

The pipeline assets restructuring in the year sold the net assets of relevant subsidiaries, associates and joint ventures to PipeChina. For details of disposal of subsidiaries, please see Note “6 (2) Disposal of subsidiaries” of financial statements prepared in accordance with CAS in the 2020 Annual Report of PetroChina Company Limited.

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable    ☒  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

		2020	2019
	Notes	RMB million	RMB million
REVENUE	(i)	1,933,836	2,516,810

OPERATING EXPENSES
Purchases, services and other		(1,267,797)	(1,697,834)
Employee compensation costs		(147,604)	(154,318)
Exploration expenses, including exploratory dry holes		(19,333)	(20,775)
Depreciation, depletion and amortisation		(213,875)	(225,262)
Selling, general and administrative expenses		(64,345)	(68,596)
Taxes other than income taxes		(195,850)	(228,436)
Other income net		50,905	173

TOTAL OPERATING EXPENSES		(1,857,899)	(2,395,048)

PROFIT FROM OPERATIONS		75,937	121,762

FINANCE COSTS
Exchange gain		14,387	10,017
Exchange loss		(14,279)	(10,016)
Interest income		3,023	3,631
Interest expense		(26,528)	(30,409)

TOTAL NET FINANCE COSTS		(23,397)	(26,777)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		3,533	8,229

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	56,073	103,214
INCOME TAX EXPENSE	(iii)	(22,588)	(36,199)

PROFIT FOR THE YEAR		33,485	67,015

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income		113	156
Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences		(10,802)	8,357
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		(441)	417

OTHER COMPREHENSIVE (LOSS)/INCOME, NET OF TAX		(11,130)	8,930

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		22,355	75,945

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		19,006	45,682
Non-controlling interests		14,479	21,333

		33,485	67,015

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		14,634	50,323
Non-controlling interests		7,721	25,622

		22,355	75,945

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.10	0.25

(2) Consolidated Statement of Financial Position

		2020	2019
	Notes	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,452,091	1,783,224
Investments in associates and joint ventures		250,603	102,073
Equity investments measured at fair value through other comprehensive income		902	922
Right-of-use assets		209,786	254,736
Intangible and other non-current assets		67,494	100,663
Deferred tax assets		11,364	24,259
Time deposits with maturities over one year		9,119	120

TOTAL NON-CURRENT ASSETS		2,001,359	2,265,997

CURRENT ASSETS
Inventories		128,539	181,921
Accounts receivable	(vi)	52,325	64,184
Prepayments and other current assets		109,262	103,127
Notes receivable		8,076	7,016
Time deposits with maturities over three months but within one year		27,319	24,256
Cash and cash equivalents		118,631	86,409
Assets held for sale		42,615	—

TOTAL CURRENT ASSETS		486,767	466,913

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	316,140	328,314
Contract liabilities		91,477	82,490
Income taxes payable		3,730	7,564
Other taxes payable		59,994	59,818
Short-term borrowings		117,542	175,840
Lease liabilities		6,579	7,393
Liabilities directly associated with the assets held for sale		9,956	—

TOTAL CURRENT LIABILITIES		605,418	661,419

NET CURRENT LIABILITIES		(118,651)	(194,506)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,882,708	2,071,491

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		727,955	743,124
Reserves		304,182	304,011

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,215,158	1,230,156
NON-CONTROLLING INTERESTS		151,463	214,149

TOTAL EQUITY		1,366,621	1,444,305

NON-CURRENT LIABILITIES
Long-term borrowings		251,379	290,882
Asset retirement obligations		114,819	137,935
Lease liabilities		122,644	164,143
Deferred tax liabilities		16,380	21,411
Other long-term obligations		10,865	12,815

TOTAL NON-CURRENT LIABILITIES		516,087	627,186

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,882,708	2,071,491

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2020	2019
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from equity investments measured at fair value through other comprehensive income	25	22
Reversal of provision for impairment of receivables	95	1,630
Reversal of write down in inventories	186	201
Government grants (a)	11,236	12,281
Gain on disposal of investment in subsidiaries	2,129	49
Gain on Pipeline restructuring	46,946	—
Charged
Amortisation of intangible and other assets	5,944	4,992
Depreciation and Impairment losses:
Owned property, plant and equipment	194,015	205,297
Right-of-use assets	13,916	14,973
Auditors’ remuneration (b)	49	53
Cost of inventories recognised as expense	1,527,271	1,981,628
Provision for impairment of receivables	438	263
Loss on disposal of property, plant and equipment	5,398	9,809
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	3,362	3,514
Research and development expenses	15,746	15,666
Write down in inventories	8,337	1,461

Note (a):

Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government and value-added tax refund upon levy for pipeline transportation service over which portion of value-added tax actual tax burden exceeds 3%. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

(b):

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB62 million (2019: RMB60 million) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

(iii) Income Tax Expense

	2020	2019
	RMB million	RMB million
Current taxes	14,922	32,714
Deferred taxes	7,666	3,485

	22,588	36,199

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2030.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2020	2019
	RMB million	RMB million
Profit before income tax expense	56,073	103,214

Tax calculated at a tax rate of 25%	14,018	25,804
Tax return true-up	256	691
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	1,522	6,112
Effect of preferential tax rate	(1,312)	(5,529)
Tax effect of income not subject to tax	(3,612)	(3,767)
Tax effect of expenses not deductible for tax purposes	5,455	4,479
Tax effect of temporary differences and losses in unrecognized deferred taxation	6,261	8,409

Income tax expense	22,588	36,199

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the year ended December 31, 2020 and 2019 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2020	2019
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2020 (a)	16,000	—
Proposed final dividends attributable to owners of the Company for 2020 (b)	16,000	—
Interim dividends attributable to owners of the Company for 2019 (c)	—	14,212
Final dividends attributable to owners of the Company for 2019 (d)	—	12,081

	32,000	26,293

Note (a):

Interim dividends attributable to owners of the Company in respect of 2020 of RMB0.08742 yuan per share amounting to a total of RMB16,000 million. The dividends were paid on September 22, 2020(A shares) and November 13, 2020(H shares).

(b):

At the eight meeting of eight session of the Board in 2020, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2020 of RMB0.08742 yuan per share amounting to a total of RMB16,000 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2020 when approved at the forthcoming Annual General Meeting.

(c):

Interim dividends attributable to owners of the Company in respect of 2019 of RMB0.07765 yuan per share amounting to a total of RMB14,212 million. The dividends were paid on September 24, 2019 (A shares) and November 1, 2019(H shares).

(d):

Final dividends attributable to owners of the Company in respect of 2019 of RMB0.06601 yuan per share amounting to a total of RMB12,081 million and were paid on June 30, 2020 (A shares) and July 31, 2020 (H shares).

(vi) Accounts Receivable

	December 31, 2020	December 31, 2019
	RMB million	RMB million
Accounts receivable	53,465	66,615
Less: Provision for impairment of receivables	(1,140)	(2,431)

	52,325	64,184

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
	RMB million	RMB million
Within 1 year	51,641	63,392
Between 1 and 2 years	374	419
Between 2 and 3 years	209	267
Over 3 years	101	106

	52,325	64,184

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2020	December 31, 2019
	RMB million	RMB million
Trade payables	113,119	148,335
Salaries and welfare payable	8,649	10,169
Dividends payable by subsidiaries to non-controlling shareholders	952	389
Interest payable	4,034	4,719
Construction fee and equipment cost payables	107,199	111,767
Other(i)	82,187	52,935

	316,140	328,314

(i)	Other consists primarily of notes payables, insurance payable, etc.

The aging analysis of trade payables at December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
	RMB million	RMB million
Within 1 year	104,812	136,670
Between 1 and 2 years	1,696	5,472
Between 2 and 3 years	2,342	3,180
Over 3 years	4,269	3,013

	113,119	148,335

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. The segment information for the operating segments for the year ended December 31, 2020 and 2019 is as follows:

Year Ended December 31,2020	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	530,807	774,775	1,497,533	370,771	3,547	3,177,433
Less: offset	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)

Revenue from external customers	93,137	282,108	1,221,030	335,334	2,227	1,933,836

Depreciation, depletion and amortisation	(150,849)	(23,893)	(17,833)	(19,475)	(1,825)	(213,875)
Profit/(loss) from operations	23,092	(1,834)	(2,906)	72,410	(14,825)	75,937

Year Ended December 31, 2019	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	676,320	1,000,062	2,075,044	391,023	3,700	4,146,149
Less: offset	(552,672)	(702,207)	(332,164)	(40,652)	(1,644)	(1,629,339)

Revenue from external customers	123,648	297,855	1,742,880	350,371	2,056	2,516,810

Depreciation, depletion and amortisation	(158,874)	(25,469)	(16,657)	(22,375)	(1,887)	(225,262)
Profit/(loss) from operations	96,097	16,077	(2,878)	26,108	(13,642)	121,762

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit：RMB million

	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	145,950	110,665	42,787	6,636
Accounts receivable	52,325	64,184	8,412	10,072
Receivables financing	8,076	7,016	2,830	2,538
Advances to suppliers	21,626	17,038	8,861	6,980
Other receivables	26,834	21,199	14,738	8,997
Inventories	128,539	181,921	77,813	117,757
Assets held for sale	42,615	—	—	—
Other current assets	60,802	64,890	44,614	47,565

Total current assets	486,767	466,913	200,055	200,545

Non-current assets
Investments in other equity instruments	910	930	427	437
Long-term equity investments	250,698	102,165	451,677	402,584
Fixed assets	415,988	703,414	264,241	347,649
Oil and gas properties	813,888	831,814	598,665	599,230
Construction in progress	222,215	247,996	142,470	158,823
Right-of-use assets	144,338	189,632	66,765	107,852
Intangible assets	86,101	84,832	65,841	64,530
Goodwill	8,125	42,808	30	—
Long-term prepaid expenses	11,869	10,258	8,980	8,198
Deferred tax assets	11,364	24,259	2,008	14,725
Other non-current assets	36,137	28,169	13,524	10,571

Total non-current assets	2,001,633	2,266,277	1,614,628	1,714,599

TOTAL ASSETS	2,488,400	2,733,190	1,814,683	1,915,144

Unit：RMB million

	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	41,354	70,497	25,923	66,027
Notes payable	19,313	13,153	18,203	12,046
Accounts payable	220,318	260,102	99,276	102,780
Contract liabilities	91,477	82,490	59,877	54,014
Employee compensation payable	8,649	10,169	6,559	7,931
Taxes payable	63,724	67,382	45,769	42,779
Other payables	56,250	34,699	74,496	60,291
Liabilities held for sale	9,956	—	—	—
Current portion of non-current liabilities	81,769	92,879	64,745	36,799
Other current liabilities	12,608	30,048	1,791	25,882

Total current liabilities	605,418	661,419	396,639	408,549

Non-current liabilities
Long-term borrowings	160,140	174,411	68,829	110,717
Debentures payable	91,239	116,471	87,000	113,000
Lease liabilities	122,644	164,143	47,983	85,449
Provisions	114,819	137,935	81,941	95,643
Deferred tax liabilities	16,390	21,418	—	—
Other non-current liabilities	10,865	12,815	5,496	6,511

Total non-current liabilities	516,097	627,193	291,249	411,320

Total liabilities	1,121,515	1,288,612	687,888	819,869

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	127,222	127,314	127,044	127,845
Special reserve	10,810	12,443	4,708	6,513
Other comprehensive income	(32,128)	(27,756)	455	979
Surplus reserves	203,557	197,282	192,465	186,190
Undistributed profits	722,939	738,124	619,102	590,727

Equity attributable to equity holders of the Company	1,215,421	1,230,428	1,126,795	1,095,275

Non-controlling interests	151,464	214,150	—	—

Total shareholders’ equity	1,366,885	1,444,578	1,126,795	1,095,275

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,488,400	2,733,190	1,814,683	1,915,144

(2) Consolidated and Company Income Statements

Unit：RMB million

	2020	2019	2020	2019
Items	The Group	The Group	The Company	The Company
Operating income	1,933,836	2,516,810	1,097,522	1,363,878
Less: Cost of sales	(1,546,604)	(2,002,403)	(858,403)	(1,053,994)
Taxes and surcharges	(194,904)	(226,905)	(153,214)	(174,410)
Selling expenses	(71,476)	(74,108)	(49,707)	(50,879)
General and administrative expenses	(55,315)	(61,757)	(33,558)	(38,053)
Research and development expenses	(15,746)	(15,666)	(11,748)	(11,635)
Finance expenses	(24,304)	(27,816)	(20,781)	(20,791)
Including: Interest expenses	26,528	30,409	20,484	20,834
Interest income	3,023	3,631	558	666
Add: Other income	9,889	11,267	6,976	8,392
Investment income	51,845	8,867	114,412	26,616
Including: Income from investment in associates and joint ventures	3,533	8,229	5,314	4,108
Credit (losses)/reversal	(341)	1,378	(143)	1,461
Asset impairment losses	(23,520)	(14,712)	(13,110)	(7,267)
Gain on asset disposal	1,423	565	1,302	589

Operating profit	64,783	115,520	79,548	43,907

Add: Non-operating income	4,109	4,971	3,206	4,242
Less: Non-operating expenses	(12,823)	(17,278)	(7,526)	(11,845)

Profit before taxation	56,069	103,213	75,228	36,304

Less: Taxation	(22,588)	(36,203)	(12,483)	(5,938)

Net profit	33,481	67,010	62,745	30,366

Classified by continuity of operation:
Net profit from continuous operation	33,481	67,010	62,745	30,366
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	19,002	45,677	62,745	30,366
Non-controlling interests	14,479	21,333	—	—
Other comprehensive income, net of tax	(11,130)	8,930	(524)	474
Other comprehensive income (net of tax) attributable to equity holders of the Company	(4,372)	4,641	(524)	474
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(22)	96	(10)	40
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	(441)	417	(514)	434
Translation differences arising from translation of foreign currency financial statements	(3,909)	4,128	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	(6,758)	4,289	—	—

Total comprehensive income	22,351	75,940	62,221	30,840

Attributable to:
Equity holders of the Company	14,630	50,318	62,221	30,840
Non-controlling interests	7,721	25,622	—	—

Earnings per share
Basic earnings per share (RMB yuan)	0.10	0.25	0.34	0.17
Diluted earnings per share (RMB yuan)	0.10	0.25	0.34	0.17

6	Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Group, during the twelve months ended December 31, 2020.

7	Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with the relevant requirements set out in the Model Code in the reporting period.

8	Compliance with the Corporate Governance Code

For the year ended December 31, 2020, save for the changes happened during the reporting period as set forth below, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

On December 9, 2019, Mr. Hou Qijun resigned as Director and President of the Company due to other work commitment. On January 19, 2020, Mr. Wang Yilin resigned as Chairman, Director and chairman of the Nomination Committee of the Company due to his age. On March 9, 2020, Mr. Duan Liangwei was appointed as the President of the company. On March 25, 2020, Mr. Dai Houliang was elected as the Chairman, chairman of the Nomination Committee of the Company, and Mr. Li Fanrong was elected as the Vice Chairman of the Company. Currently, the Company has complied with all the code provisions of the Corporate Governance Code.

9	Audit Committee

The Audit Committee of the Company comprises Mr. Cai Jinyong, Mr. Jiang, Simon X. and Mr. Liu Yuezhen. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the twelve months ended December 31, 2020.

The figures set out in the results announcement of the Group for the year ended December 31, 2020 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2020.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

March 25, 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen, Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.